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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          ALARIS MEDICAL SYSTEMS, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    011637105
                                ----------------
                                 (CUSIP Number)

                             Paul S. Williams, Esq.
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                                 (614) 757-5000

                                 with a copy to:

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 2004
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]




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                                  SCHEDULE 13D

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           CUSIP No. 011637105
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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CARDINAL HEALTH, INC.
               31-0958666

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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |_|
                                                                      (b)  |X|

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     3         SEC USE ONLY                                                |_|
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     4         SOURCE OF FUNDS
                        WC/BK/OO

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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        OHIO
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                 7     SOLE VOTING POWER

                           70,218,799

    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES
                                     -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY
                                     70,218,799

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING
                                     -0-

   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     70,218,799
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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES
                                                                          |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             96.9%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             HC, CO
------------------- ------------------------------------------------------------


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         This Amendment No. 1 (the "Amendment No. 1") amends and supplements the
Schedule 13D filed on May 28, 2004 (as amended and supplemented prior to the date hereof by the amendments deemed filed on Schedule TO, the "Schedule 13D"), by Cardinal Health, Inc., an Ohio corporation ("Cardinal Health"), relating to the common stock, par value $0.01 per share ("Common Stock"), of ALARIS Medical Systems, Inc., a Delaware corporation ("ALARIS"). Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No.1 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4:  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and supplemented by the following to the end thereof:

         On July 1, 2004, ALARIS, Cardinal Health, and Blue Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health, entered into Amendment No. 2 (the "Amendment No. 2") to the Agreement and Plan of Merger, dated as of May 18, 2004 and amended on June 14, 2004 (the "Merger Agreement"). A copy of the Amendment No. 2 is filed as an exhibit to the Current Report on Form 8-K filed by ALARIS on July 2, 2004 and is incorporated by reference. Reference to or description of the Amendment No. 2 is qualified in its entirety by reference to such exhibit.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and supplemented by the following to the end thereof:

         On Monday, June 28, 2004, Cardinal Health issued a press release announcing the expiration of the Offer, a copy of which press release was filed as an exhibit to Cardinal Health's Schedule TO/A relating to the acquisition of ALARIS filed on that date. The Offer expired at midnight, New York City time, on June 25, 2004. All Shares validly tendered (and not withdrawn) prior to the expiration of the Offer have been accepted for payment and will be purchased promptly. Pursuant to the Offer, 67,323,950 Shares were tendered and not withdrawn, representing approximately 92.4 percent of the total number of Shares outstanding (including 369,500 Shares held in treasury). In addition, 4,586,107 Shares were tendered into the Offer by receipt of notice of guaranteed delivery.

         On Monday, June 28, 2004, 1,572,603 Shares that were tendered into the Offer by notice of guaranteed delivery were delivered to the Depositary, EquiServe Trust Company, along with 22 additional Shares that were not reflected in the above totals. On Tuesday, June 29, 2004, 596,878 Shares that were tendered into the Offer by notice of guaranteed delivery were delivered to the Depositary, along with 351 additional Shares that were not reflected in the above totals. On Wednesday, June 30, 2004, 724,995 Shares that were tendered into the Offer by notice of guaranteed delivery were delivered to the Depositary. As a result, as of June 30, 2004, Cardinal Health may be deemed to have sole voting and dispositive power with respect to an aggregate of 70,218,799 Shares, which constitutes approximately 96.9% of the issued and outstanding Shares (excluding 369,500 Shares held in treasury).

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ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed as part of this Amendment No. 1 to the
         Schedule 13D:

Exhibit 3     --    Amendment No. 2 to the Merger Agreement, dated as of July
                    1, 2004 (incorporated in this Amendment No. 1 to the
                    Schedule 13D by reference to the Current Report on Form 8-K filed by ALARIS on July 2, 2004).


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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


Dated as of:  July 2, 2004


                              CARDINAL HEALTH, INC.


                                By:      /s/  Paul S. Williams
                                     -------------------------------------------
                                      Name:     Paul S. Williams
                                      Title:    Executive Vice President, Chief
                                                Legal Officer and Secretary